Exhibit 21.1

Subsidiaries of Azul S.A.

1.	Azul Linhas Aéreas Brasileiras S.A.

2.	TRIP Serviços de Suporte Aéreo S.A. (f/k/a TRIP Linhas Aéreas S.A.)

3.	Canela Investments LLC (Delaware, USA)

4.	Azul Finance LLC (Delaware, USA)

5.	Azul Services LLC (Delaware, USA)